CORAL GOLD RESOURCES LTD.
Suite 400 – 455 Granville Street
Vancouver, BC  V6C  1T1
Ph: (604) 682-3701; Fax: (604) 682-3600
 www.coralgold.com
ir@coralgold.com

July 18, 2007
Trading Symbols: TSX Venture – CGR
 US;OTC.BB – CGREF
 Berlin and Frankfurt – GV8

Coral appoints a new President and Board Member

Coral Gold Resources Ltd. is pleased to announce that following the Company’s Annual General Meeting held on July 17, 2007, Mr. David Wolfin was appointed President of Coral and Mr. Louis Wolfin was appointed Chief Executive Officer.  Mr. David. Wolfin has been a director of Coral since 1997 and brings over 20 years' experience in mining and finance. He began as a geologist's assistant in Nevada, a metallurgist's assistant at the Avino mine in Mexico and later in a number of mining and exploration-related capacities. In the late 1980s, Mr. Wolfin worked on the floor of the Vancouver Stock Exchange, gaining a solid foundation in the finance side of the industry. Mr. David Wolfin is also the President of Avino Silver & Gold Mines Ltd. and Gray Rock Resources Ltd.   In addition, he is a director and/or officer of several other reporting issuers listed in the TSX Venture Exchange.

We welcome Mr. C. Victor Chevillon, M.Sc., C.P.G. who was appointed to the Board of Directors.  Mr. Chevillon is a consulting exploration geologist with 36 years of exploration experience working with major mining companies within the U.S. including Noranda, Homestake, Placer Dome and Barrick Gold.  He has held key exploration roles in Placer Dome’s (Barrick) Gold Mines, Nevada, conducted a geologic assessment that lead to the Getchell Gold Mine acquisition and exploration assessment of Bald Mountain Gold Mine, now being realized by Barrick Gold.  Mr. Chevillon was involved in the Noranda acquisition at New World, Montana and developed an exploration model at the Blackbird deposit, Idaho.

At the Annual General Meeting, the shareholders approved an ordinary resolution amending the Company’s share structure by subdividing the Company’s issued share capital of 8,267,360 common shares without par value into 24,802,080 common shares without par value, every one (1) common share being subdivided into three (3) common shares (the “Subdivision”).

On Behalf of the Board of Directors:

“Louis Wolfin”
Louis Wolfin
CEO

 The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.